

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Hugo Goldman
Chief Financial Officer
Retalix Ltd.
10 Zarhin Street
Ra'anana 43000, Israel

>   **Re: Retalix Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 15, 2010**
>   **File No. 000-29742**

Dear Mr. Goldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   We note that the shareholders agreement, dated September 3, 2009, entered into by the Alpha Group and Ronex Holdings, Limited Partnership, was filed as an exhibit to the Schedule 13D filed by members of the Alpha Group on September 10, 2009. In future filings, please identify such Schedule 13D for investors so that a copy of such agreement can be readily obtained.

Item 5. Operating and Financing Review and Prospects

Overview, page 52

2.   We note that during an earnings call on March 16, 2010, Mr. Sheffer described two ways
        in which the company plans to increase its pipeline. In future filings, consider expanding
        your "Overview" to address these plans and other publicly announced strategies and
        ensure that such disclosure is consistent with the growth strategy you identify on page 29
        (or similar disclosure in the future). In this regard, we note that Mr. Sheffer stated that
        the company is enhancing its sales coverage in an effort to attract new customers.
        Consider discussing, to the extent material, whether this effort will involve the hiring of
        additional employees and, if applicable, the impact such actions are likely to have on the
        company's prospective financial condition and operating performance. Refer to Section
        III.B of SEC Release No. 34-48960

Trends, page 72

3.   We note your discussion on page 71 of certain known trends that could impact demand
        for your products and services. In future filings, please expand your disclosure to include
        a discussion of how management's current short and long-term growth strategy is
        responsive to these trends and the actions being taken to address any challenges presented
        thereby. Consider, for instance, enhancing your disclosure to address how the trends you
        identify may impact your prospective financial condition and operating performance. See
        Item 5.D of Form 20-F and Section III of SEC Release No. 34-48960.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 83

4.   In several instances, we are unable to reconcile the disclosure you provide regarding
        beneficial ownership of your directors. For example, we note the following:

        (i)   Your tabular disclosure on page 83 provides that each of Messrs. Dotan,
                Lemelbaum and Naor beneficially own 5.3% of the company's outstanding shares
                as of May 31, 2010, and that Mr. Gelman owns 3.5%. Yet, the narrative
                immediately following such table provides that, pursuant to an oral understanding
                reached internally among the members of the Alpha Group, each member of the
                Alpha Group has shared beneficial ownership with respect to all company shares
                owned by members of the Alpha Group. Further, both your disclosure on page 83
                and the Schedule 13D/A filed by Messrs. Dotan, Lemelbaum, Naor and Gelman
                on November 23, 2009 provides that each such person may be deemed to
                beneficially own 10,525,491 shares, a portion of which are held directly by each
                such person and a portion of which are held by other persons with whom each of

Messrs. Dotan, Lemelbaum, Naor and Gelman may be deemed to share voting and dispositive power.

(ii)   You note that Mr. Gelman beneficially owns 853,167 shares (including underlying warrant shares) as of May 31, 2010 and has voting rights with respect to certain shares held by Mr. Shaked. Yet, you do not indicate what portion of the 853,167 shares, if any, are attributable to Mr. Shaked.

(iii)   You note that Mr. Beck may be deemed to beneficially own 4,471,591 shares held by Ronex Holdings, Limited Partnership by virtue of his position as an officer of various FIMI private equity funds. Yet, the Schedule 13D/A filed by Ronex on November 24, 2009 does not appear to name Mr. Beck as a reporting person or indicate that he has any beneficial interest in such shares.

Please revise your disclosure to address these apparent inconsistencies. In doing so, please clearly present in a single table and by footnote the requisite information regarding beneficial ownership of the securities held by each of your directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 87

5.   Item 7.A of Form 20-F requires disclosure of certain beneficial owners of the company's shares. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities presented. Please revise your disclosure to clearly present by footnote the natural person or persons having sole or shared voting and investment control over the securities held by Ronex Holdings, Limited Partnership.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 119

6.   You note that, in connection with the recent private placement, the Alpha Group "agreed to effect a tender offer prior to the closing of the private placement for the purchase of up to 1,550,000 ordinary shares (approximately 7.6% of the outstanding ordinary shares), at a price per share of $9.10." Please explain how you considered the requirements of Item 16E of Form 20-F. In particular, please provide your analysis as to whether the Alpha Group is an "affiliated purchaser" as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934.

<u>Item 18 – Financial Statements</u>

<u>Note 1 – Significant Accounting Policies</u>

<u>l. Revenue recognition, page F-15</u>

7.   We note your disclosure on page 6 indicating that "a significant adverse change in a customer's financial and/or credit position could require [you] to assume greater credit risk relating to the customer's receivables." Please tell us whether you continue to sell to customers whose financial condition and/or credit condition has deteriorated and if so, how such a condition impacts revenue recognition. Also, tell us whether you offer customers extended payment terms.

<u>Note 8 – Commitments and Contingent Liabilities</u>

<u>b. Contingent liabilities, page F-27</u>

8.   We note that in April 2009, you recognized a gain of $2.5 million resulting from a settlement with a customer. Please tell us where you recorded the gain in your Consolidated Statements of Income (Loss) and, considering the significance of the gain to your results of operations in 2009, please tell us how you considered discussing the gain in your operating and financial review and prospects section.

<u>Note 9 - Equity</u>

<u>b. Stock based compensation, page F-29</u>

9.   We note that you combine the activity and balances of stock options with restricted stock units in a single table. Please tell us how you considered providing separate tables for these instruments since they typically have different characteristics. Please refer to ASC 718-10-50-2(g).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551-3458 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief